TEXAS CAPITAL BANK, NATIONAL ASSOCIATION

AMENDED AND RESTATED PROMISSORY NOTE

$30,000,000.00

November 10, 2015
Effective Date

_____
Note Number

May 9, 2017
Maturity Date

1.   **Definitions**.   As used in this Note, the following terms shall have the following meanings.

"Bank" means Texas Capital Bank, National Association, and its successors and assigns.

"Bank Rate" means the rate of interest per annum quoted by Bank from time to time and designated as its "Prime Rate". The base rate may not necessarily be the lowest interest rate charged by Bank and is set by Bank in its sole discretion.

"Borrower" means, whether one or more, HARTMAN GULF PLAZA LLC, a Texas limited liability company ("Hartman Gulf Plaza"), HARTMAN PARKWAY LLC, a Texas limited liability company ("Hartman Parkway"), HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation ("Hartman XX"), HARTMAN HIGHWAY 6 LLC, a Texas limited liability company ("Hartman Highway"), HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("Hartman Partnership"), HARTMAN XX REIT GP LLC, a Texas limited liability company ("Hartman GP"), and HARTMAN ONE TECHNOLOGY CENTER, LLC, a Texas limited liability company ("Hartman One Technology").

"Business Day" means a weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in Dallas, Texas are authorized or required by law to be closed. Unless otherwise provided, the term "days" when used herein shall mean calendar days.

"Deed of Trust" means, whether one or more, that certain Deed of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents executed by Hartman Parkway for the benefit of Bank dated March 15, 2013 as recorded in the Official Public Records of Dallas County as document number 201300080707, that certain Deed of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents executed by Hartman Gulf Plaza for the benefit of Bank dated July 2, 104 as recorded in the Official Public Records of Harris County as document number 20140293693, that certain Deed of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents executed by Hartman Highway for the benefit of Bank dated January 23, 2015 as recorded in the Official Public Records of Harris County as document number 20150046663, that certain Deed of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents executed by Hartman One Technology for the benefit of Bank dated November 10, 2015, and any other deed of trust executed from time to time in connection with the Loan Documents for the benefit of Bank covering certain personal and real property, as may be amended, restated, renewed, and extended from time to time.

"Effective Date" means November 10, 2015.

"Loan Agreement" means that certain Loan Agreement dated as of May 10, 2012, as amended by that certain Loan Modification Agreement dated as of October 16, 2012, that certain Loan Modification

Agreement dated as of March 15, 2013, that certain letter agreement dated September 30, 2013, that certain Loan Modification Agreement dated June 13, 2014, that certain Loan Modification Agreement dated July 2, 2014, that certain Loan Modification Agreement dated January 23, 2015, and that certain Loan Modification Agreement dated January November 10, 2015, as such may be further amended, renewed, extended and replaced from time to time.

"Loan Documents" means this Note, the Loan Agreement, the Deed of Trust and any and all other agreements, documents, and instruments executed and delivered in connection with this Note, and any future amendments thereto, or restatements thereof, together with any and all renewals, extensions, amendments and modifications to any such agreements, documents, and instruments.

"Loan Rate" means the Bank Rate as it may vary from day to day plus one percent (1.00%).

"Maturity Date" means May 9, 2017.

"Maximum Rate" means the maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Bank in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that such law permits Bank to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law).

"Note" means this Amended and Restated Promissory Note and all modifications, increases, replacements, renewals, and extensions of this Amended and Restated Promissory Note.

Any capitalized term used in this Note and not otherwise defined herein shall have the meaning ascribed to each such term in the Loan Agreement. All terms used herein, whether or not defined in this Note, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.

2.   **Promise to Pay**. For value received, Borrower (jointly and severally if more than one), unconditionally hereby promises to pay to the order of Bank, at its place of business located at 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201 or at such other place as the holder of this Note may hereafter designate, the principal sum of THIRTY MILLION AND NO/100 DOLLARS ($30,000,000.00) or so much thereof as may be advanced, in lawful money of the United States of America for the payment of private debts, together with interest on the unpaid principal balance from time to time owing hereon computed from the date hereof until maturity at a per annum rate which shall be, except as otherwise provided in this Note, the lesser of (a) the Loan Rate in effect from day to day, or (b) the Maximum Rate. Interest on this Note is computed on a 365/360 simple interest basis; that is by applying the ratio of the annual interest over a year of 360 days times the outstanding principal balance, times the actual number of days the principal balance is outstanding, unless such calculation would result in a usurious rate, in which case interest shall be calculated on a per diem basis of a year of 365 or 366 days, as the case may be. For so long as any Event of Default exists under this Note or under any of the other Loan Documents, regardless of whether or not there has been an acceleration of the indebtedness evidenced by this Note, and at all times after the maturity of the indebtedness evidenced by this Note (whether by acceleration or otherwise), and in addition to all other rights and remedies of Bank hereunder, interest shall accrue on the outstanding principal balance hereof at the Maximum Rate, and such accrued interest shall be immediately due and payable.

3.   **Interest Rate**. The Loan Rate is subject to change as set forth in the definition of "Loan Rate."

4.   **Payments**. This Note is payable as follows:

All accrued but unpaid interest on the outstanding principal balance of this Note shall be due and payable in monthly installments beginning on December 10, 2015, and continuing on the same day of each succeeding calendar month until the Maturity Date when the outstanding principal balance of this Note and any and all accrued but unpaid interest hereon shall be due and payable in full. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of the other Loan Documents; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the Borrowing Limit.

Except as expressly provided herein or in the Loan Agreement (if applicable) to the contrary, all payments on this Note shall be applied in the following order of priority: (a) the payment or reimbursement of any expenses, costs or obligations (other than the outstanding principal balance hereof and interest hereon) for which Borrower shall be obligated or Bank shall be entitled pursuant to the provisions of this Note or the other Loan Documents, (b) the payment of accrued but unpaid interest hereon, and (c) the payment of all or any portion of the principal balance hereof then outstanding hereunder. If an Event of Default exists under this Note, then Bank may, at the sole option of Bank, apply any such payments, at any time and from time to time, to any of the items specified in clauses (a), (b) or (c) above without regard to the order of priority otherwise specified in this Section 4 and any application to the outstanding principal balance hereof may be made in either direct or inverse order of maturity. Payments by check or draft shall not constitute payment in immediately available funds until the required amount is actually received by Bank. Payments in immediately available funds received by Bank in the place designated for payment on a Business Day prior to 11:00 a.m. Dallas, Texas time at said place of payment shall be credited prior to the close of business on the Business Day received, while payments received by Bank on a day other than a Business Day or after 11:00 a.m. Dallas, Texas time on a Business Day shall not be credited until the next succeeding Business Day. If any payment of principal or interest on this Note shall become due and payable on a day other than a Business Day, such payment shall be made on the next succeeding Business Day. Acceptance by Bank of any payment in an amount less than the full amount then due shall be deemed an acceptance on account only, and the failure to pay the entire amount then due may become an Event of Default. Borrower agrees that all payments of any obligation due hereunder shall be final, and if any such payment is recovered in any bankruptcy, insolvency or similar proceedings instituted by or against Borrower, all obligations due hereunder shall be automatically reinstated in respect of the obligation as to which payment is so recovered.

5. **Prepayment.** Borrower may prepay this Note in part or in full without penalty before final maturity, whether by cash, a new loan, renewal, or otherwise. Prepayment in full shall consist of payment of the remaining unpaid principal balance together with all accrued and unpaid interest and all other amounts, costs and expenses for which Borrower is responsible under this Note or any other agreement with Bank pertaining to this loan, and in no event will Borrower ever be required to pay any unearned interest. Early payments will not, unless agreed in writing, relieve Borrower of Borrower's obligation to continue to make payments under the above payment schedule. Upon a prepayment in full, points, if any, are not refundable except and to the extent the total interest and points for the time the loan is outstanding would exceed the maximum interest allowed by law at the time of prepayment. If at any time the outstanding principal balance hereof exceeds the Borrowing Limit, Borrower shall immediately pay to Bank an amount sufficient to eliminate such excess.

6. **Waiver.** Except as otherwise provided herein and in the other Loan Documents, Borrower hereby waives all notices of nonpayment, demands for payment, presentments for payment, notices of intention to accelerate maturity, notices of actual acceleration of maturity, grace, protests, notices of protest, and any other demands or notices of any kind as to this Note, diligence in collection hereof and in bringing suit hereon, and any notice of, or defense on account of, the extension of time of payments or change in the method of payments, and without further notice hereby consents to any and all

renewals and extensions in the time of payment hereof either before or after maturity and the release of any party primarily or secondarily liable hereon. Borrower agrees that Bank's acceptance of partial or delinquent payments, or failure of Bank to exercise any right or remedy contained herein or in any instrument given as security for the payment of this Note shall not be a waiver of any obligation of Borrower to Bank or constitute waiver of any similar default subsequently occurring. The holder of this Note is entitled to the benefits and security provided in the Loan Documents.

7. **Events of Default and Remedies**. At the option of Bank, the entire unpaid principal balance and accrued interest owing hereon shall at once become due and payable upon the occurrence at any time of any of the following "Events of Default" (herein so called):

A. The failure of Borrower to pay (or cause to be paid) when due any installment of principal or interest of this Note in accordance with its terms, through acceleration, or otherwise; or

B. A Default or Event of Default occurs under any other Loan Document.

It is understood and agreed by Borrower that the foregoing "Events of Default" are cumulative and in addition to any "Defaults" or "Events of Default" contained in the other Loan Documents, or other documents modifying, renewing, extending, evidencing, securing or pertaining to this Note or the loan evidenced hereby. Upon the occurrence of any of the Events of Default, then the holder hereof may, at its option, do any one or more of the following: (a) declare the entire unpaid balance of principal of and accrued, unpaid interest upon this Note to be immediately due and payable, (b) reduce any claim to judgment, (c) foreclose all liens and security interests securing payment thereof or any part thereof, and/or (d) without notice of default or demand, pursue and enforce any of Bank's other rights and remedies provided under or pursuant to any applicable laws or agreements. All rights and remedies of Bank shall be cumulative and concurrent and may be pursued singularly, successively, or together, at the sole discretion of Bank, and may be exercised as often as the occasion therefor shall arise and whether or not Bank has initiated any foreclosure proceeding, judicial or otherwise. Failure by Bank to exercise any right or remedy upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise such right or remedy upon the occurrence of any subsequent Event of Default. In the event that Bank, after the occurrence of an Event of Default hereunder, consults an attorney regarding the enforcement of any of its rights under this Note, or if this Note is placed in the hands of an attorney for collection or if suit be brought to enforce this Note, Borrower promises to pay all costs thereof, including reasonable attorneys' fees. Such costs and attorneys' fees shall include, without limitation, costs and reasonable attorneys' fees incurred by Bank in any appellate proceedings or in any proceedings under any present or future federal bankruptcy act, state receivership law or probate.

8. **Savings Clause; Ceiling Election**. It is expressly stipulated and agreed to be the intent of Borrower and Bank at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the indebtedness evidenced by this Note and the Related Indebtedness (or applicable United States federal law to the extent that it permits Bank to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (a) contracted for, charged, taken, reserved or received pursuant to this Note, any of the other Loan Documents or any other communication or writing by or between Borrower and Bank related to the transaction or transactions that are the subject matter of the Loan Documents, (b) contracted for, charged, taken, reserved or received by reason of Bank's exercise of the option to accelerate the maturity of this Note and/or any and all indebtedness paid or payable by Borrower to Bank pursuant to any Loan Document other than the Note (such other indebtedness being referred to in this Section as the "Related Indebtedness"), or (c) Borrower will have paid or Bank will have received by reason of any prepayment by Borrower of this Note and/or the Related Indebtedness, then it is Borrower's and Bank's express intent that all amounts charged in excess of the

Maximum Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Rate theretofore collected by Bank shall be credited on the principal balance of this Note and/or the Related Indebtedness (or, if this Note and the Related Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder; provided, however, if this Note has been paid in full before the end of the stated term of this Note, then Borrower and Bank agree that Bank shall, with reasonable promptness after Bank discovers or is advised by Borrower that interest was received in an amount in excess of the Maximum Rate, either refund such excess interest to Borrower and/or credit such excess interest against this Note then owing by Borrower to Bank. Borrower hereby agrees that as a condition precedent to any claim or counterclaim (in which event such proceeding shall be abated for such time period) seeking usury penalties against Bank, Borrower will provide written notice to Bank, advising Bank in reasonable detail of the nature and amount of the violation, and Bank shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against this Note then owing by Borrower to Bank. All sums contracted for, charged, taken, reserved or received by Bank for the use, forbearance or detention of any debt evidenced by this Note and/or the other Loan Documents shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of this Note (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of this Note does not exceed the Maximum Rate from time to time in effect and applicable to this Note for so long as debt is outstanding. In no event shall the provisions of Chapter 346 of the Texas Finance Code apply to this Note. To the extent that Bank is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Rate payable on the Note, Bank will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Bank to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Bank will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Bank may, at its option and from time to time, utilize any other method of establishing the Maximum Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

9. **GOVERNING LAW AND VENUE**. THIS NOTE IS BEING EXECUTED AND DELIVERED, AND IS INTENDED TO BE PERFORMED, IN DALLAS COUNTY, TEXAS, AND THE LAWS (EXCLUDING CHOICE OF LAW PROVISIONS) OF SUCH STATE SHALL GOVERN THE VALIDITY, CONSTRUCTION, ENFORCEMENT AND INTERPRETATION OF THIS NOTE, EXCEPT TO THE EXTENT FEDERAL LAWS OTHERWISE GOVERN THE VALIDITY, CONSTRUCTION, ENFORCEMENT AND INTERPRETATION OF ALL OR ANY PART OF THIS NOTE. ALL LEGAL ACTIONS RELATED TO THIS NOTE SHALL BE BROUGHT IN THE APPROPRIATE COURT OF LAW LOCATED IN DALLAS COUNTY, TEXAS, TO THE EXCLUSION OF ALL OTHER VENUES.

10. **WAIVER OF JURY TRIAL**. BORROWER, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY KNOWINGLY, INTENTIONALLY, IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVES, RELINQUISHES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS NOTE OR ANY CONDUCT, ACT OR OMISSION OF BANK OR BORROWER, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH

BANK OR BORROWER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

11. **Miscellaneous**.

A. Notices or communications to be given under this Note shall be given to the respective parties in writing as set forth in the Loan Agreement.

B. Time is of the essence of this Note.

C. This Note may not be changed or terminated orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, termination or discharge is sought.

D. This Note is secured, in part, by the Deed of Trust to which reference is hereby made for a description of the collateral, the nature and extent of the security, and the rights of the Bank in respect thereof.

E. This Note and all the covenants, promises and agreements contained herein shall be binding upon Borrower's successors, assigns, heirs and personal representatives and inure to the benefit of Bank's successors and assigns.

F. At the option of Bank, Borrower will pay Bank, on demand, (i) a "late charge" equal to five percent (5%) of the amount of any installment on this Note when such installment is not paid within fifteen (15) days following the date such installment is due, and (ii) a processing fee in the amount of $25.00 for each check which is provided to Bank by Borrower in payment for an obligation owing to Bank under any Loan Document but is returned or dishonored for any reason, in order to cover the additional expenses involved in handling delinquent and returned or dishonored payments.

G. If Borrower consists of more than one person or entity, each shall be jointly and severally liable to perform the obligations of Borrower under this Note.

H. If any provision of this Note or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, then neither the remainder of this Note nor the application of such provision to other persons or circumstances nor the other instruments referred to herein shall be affected thereby, but rather shall be enforced to the greatest extent permitted by applicable law.

I. THIS NOTE AND THE OTHER LOAN DOCUMENTS CONTAIN THE FINAL, ENTIRE AGREEMENT BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND ALL PRIOR AGREEMENTS, WHETHER WRITTEN OR ORAL, RELATIVE HERETO AND THERETO WHICH ARE NOT CONTAINED HEREIN OR THEREIN ARE SUPERSEDED AND TERMINATED HEREBY, AND THIS NOTE AND THE OTHER LOAN DOCUMENTS MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO.

12. **Amendment and Restatement**. This Note is an amendment and restatement of that certain Amended and Restated Promissory Note dated effective as of January 23, 2015 in the stated principal amount of $30,000,000.00 (the "Original Note"). This Note is executed in amendment and

modification of the Original Note and shall not extinguish the indebtedness evidenced by the Original Note, and the obligations thereof and hereof shall be paid in accordance with the terms and conditions herein and in the other Loan Documents.

IN WITNESS WHEREOF, Borrower, intending to be legally bound hereby, has duly executed this Note as of the Effective Date.

BORROWER:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation

By:_____
      Allen R. Hartman, President

HARTMAN PARKWAY LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN GULF PLAZA LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN HIGHWAY 6 LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman XX REIT GP LLC,
      a Texas limited liability company,
      its sole general partner

    By:_____
        Allen R. Hartman, President

HARTMAN XX REIT GP LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN ONE TECHNOLOGY CENTER, LLC,
a Texas limited liability company

By:_____

Allen R. Hartman, President